February 5, 2010

Mail Stop 3010

Mr. Charles Boyle
Chief Financial Officer
Universal Health Realty Income Trust
367 South Gulph Road
King of Prussia, PA 19406

> **Re: Universal Health Realty Income Trust**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31, June 30, and September 2009**
> **Filed March 12, 2009**
> **File No. 001-09321**

Dear Mr. Boyle:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant